SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006	Commission File Number 001-12003
Meridian Gold Inc.
(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCES ACQUISITION OF
CONTROLLING INTEREST IN JERONIMO MINE
(All dollar amounts in U.S. currency)
Reno, NV – September 15, 2006 - Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to announce the Company has signed an agreement to acquire the 56.7% controlling interest in Agua de la Falda S.A. (“ADLF”) that includes the Jeronimo Deposit from the Corporacion Nacional del Cobre de Chile (“Codelco”) for $20 million.
ADLF’s properties, located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile, encompass over 240 km 2 and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the Agua de la Falda deposit and is estimated to contain up to 16.6 million tonnes of potential ore at a gold grade of 5.2 grams per tonne for a contained resource of at least 2.8 million ounces of gold. The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the proper processing techniques to liberate the gold in a production environment. There is an existing scoping study on the property and as part of the agreement; Meridian will be required to prepare the feasibility study of the Jeronimo Deposit.
Brian Kennedy, Vice Chairman, President and CEO of Meridian commented, “This acquisition underscores our commitment to exploring and developing gold deposits in Chile. It also initiates a new and strategic partnership with Codelco, the largest copper producer in the world, and I am delighted that Codelco has given us the operator role in the project. Year to date, we have invested $120 million to acquire two operations in Chile, one that is immediately accretive to our production profile and now Jeronimo”.
Darcy Marud, VP of Exploration added “Meridian Gold continues to expand our exploration opportunities and footprint in highly prospective geologic terrains in Chile and we look forward to working in partnership with Codelco on this and future endeavors.”

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.

For further information, please visit our website at www.meridiangold.com, or contact:
Krista Muhr
Senior Manager,	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
E-mail: krista.muhr@meridiangold.com